Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT GAMIDA CELL ANNOUNCES PRICING OF $35 MILLION
PUBLIC OFFERING OF ORDINARY SHARES

Tel Aviv, Israel, June 27, 2019, Elbit Imaging Ltd. (TASE, UTC UC: EMITF) (“Elbit” or the “Company”) announced today, further to its press release dated June 25, 2019 that on June 27, 2019, Gamida Cell Ltd. (Nasdaq: GMDA) (“Gamida”), an indirect shareholding of the Company announced the pricing of an underwritten public offering of 7,000,000 ordinary shares at a public offering price of $5.00 per share for aggregate gross proceeds of $35 million, before deducting underwriting discounts and commission and estimated offering expenses. In addition, Gamida has granted the underwriters a 30-day option to purchase up to an additional 1,050,000 ordinary shares at the public offering price, less the underwriting discounts and commissions. The offering is expected to close on or about July 1, 2019, subject to satisfaction of customary closing conditions.

RBC Capital Markets and JMP Securities are acting as joint book-running managers for this offering. Oppenheimer & Co. and Needham & Company are acting as co-lead managers for this offering.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission, or the SEC, and was declared effective by the SEC on June 26, 2019. After the completion of the offering, Elbit Medical Technologies Ltd. is expected to hold approximately 8% of Gamida’s outstanding share capital.

This offering will be made only by means of a prospectus, which is part of the effective registration statement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the timing of the closing of the public offering. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those that are described in the Risk Factors section of Gamida’s preliminary prospectus for such offering filed with the SEC on June 26, 2019, and other filings that Gamida makes with the SEC from time to time (which are available at http://www.sec.gov), which could cause the events and circumstances discussed in such forward-looking statements not occur on the terms described or at all. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Gamida undertakes no obligation to update any such forward-looking statements after the date hereof, except as required by law.

About Gamida Cell Ltd.

Gamida is engaged in the development of products for curing cancer and rare bone marrow diseases. Gamida’s products are currently being tested in clinical trials for patients with leukemia, lymph node cancer and non-malignant blood diseases. Gamida began a Phase III trial in patients with leukemia and lymph node cancer through Omidubicel, a drug that the FDA and EMA approved as orphan drug and which was recognized by the FDA as breakthrough treatment. It should be clarified that as of this date, the stage of development of Gamida’s products has not yet been completed and there is no certainty that the products will be marketed on a commercial basis.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048
Fax: +972-3-608-6050
ron@elbitimaging.com